Exhibit 12.1

Titan Machinery Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	October 31,	Year Ended January 31,
	2010	2010	2009	2008	2007	2006
	(in thousands, except ratio amounts)
Earnings
Income before income taxes	$20,047	$26,992	$30,505	$9,323	$6,088	$4,453

Fixed charges	9,780	10,154	5,994	11,636	6,507	4,164

Other (1)	(140)	(209)	(58)	(201)	(123)	(123)

Total earnings	$29,687	$36,937	$36,441	$20,758	$12,472	$8,494

Fixed Charges
Interest expense, including capitalized interest and amortization of debt issuance costs	$6,979	$6,948	$3,969	$6,292	$5,473	$3,368

Debt retirement costs	—	—	—	3,824	—	—

Estimated interest within rent expense	2,801	3,206	2,025	1,381	911	673

Dividends and amortization of syndication fees on convertible preferred stock	—	—	—	139	123	123
Total fixed charges	$9,780	$10,154	$5,994	$11,636	$6,507	$4,164

Ratio of earnings to fixed charges	3.04	3.64	6.08	1.78	1.92	2.04

(1) Other includes capitalized interest, dividends and amortization of syndication fees on convertible preferred stock, and income from equity investees.